Exhibit 99.83

Grande West Transportation Group Announces Effective Date of
Share Consolidation

VANCOUVER, BC, March 25, 2021 – Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announces that, further to its news release dated February 25, 2021, the consolidation of the Company’s common shares (the “Consolidation”) and change of its corporate name to Vicinity Motor Corp. (the “Name Change”) will be completed effective at market open on March 29, 2021 (the “Effective Date”) on the basis of one (1) new post-Consolidation common share for every three (3) pre Consolidation common shares (the “Ratio”).

As a result of the Consolidation, the number of issued and outstanding common shares of the Company will be reduced from 87,869,613 pre-Consolidation common shares to 29,289,871 post-Consolidation common shares, subject to rounding for fractional shares. The Company’s new trading symbol will be VMC and the new ISIN/CUSIP number will be CA9256541058 and 925654105, respectively.

No fractional post-Consolidation common shares will be issued pursuant to the Consolidation. All fractional shares resulting from the Consolidation will be rounded down to the nearest whole number. The number of common shares issuable under any of the Company’s outstanding warrants or stock options will be adjusted proportionately upon completion of the Consolidation.

Computershare Investor Services Inc. will be issuing a Letter of Transmittal providing instructions to registered shareholders on submitting their respective share certificate(s) representing pre Consolidation common shares in exchange for share certificates representing their post-Consolidation common shares. Until so surrendered, each share certificate representing pre-Consolidation common shares will represent the number of whole post-Consolidation common shares to which the holder is entitled as a result of the Consolidation. Shareholders holding their common shares through a bank, broker or other nominee should note that banks, brokers or other nominees may have different procedures for processing the Consolidation than those put in place by the Company and Computershare Trust Company of Canada. Accordingly, shareholders who hold common shares with banks, brokers or other nominees and have questions in this regard are encouraged to contact such persons.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA MZ Group - MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

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